NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended December 31, 2004

(Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its two diamond properties, located in Northern Québec and on Baffin Island, and its Québec gold property, acquired in 2003, and developing the Atlanta Gold Property (“Atlanta”), located in Idaho, U.S.A., which has completed its feasibility study. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditure.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements consolidate the assets, liabilities, and results of all entities controlled by the Company. The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included only for the portion of the year over which control exists.

(b)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the period. Actual results could differ from those reported. Significant estimates include assessing the fair value of stock based compensation and the carrying value of mineral properties.

(c)

Cash and cash equivalents

Cash and cash equivalents include investments to maturity of less than 90 days at purchase.

(d)

Supply inventory

Supply inventory is recorded at the lower of cost and net realizable value, and where expected to provide future economic benefit to the Company, is capitalized to mineral property costs when utilized.

(e)

Property, plant and equipment

Property, plant, and equipment are recorded at cost and include office furniture, fixtures, equipment and computer hardware and software. The office furniture, fixtures, and equipment are amortized over ten years and vehicles, computer hardware and software are depreciated over three years. All capital assets are depreciated on a straight-line basis. An impairment loss is recognized when the carrying amount of long lived assets exceeds their fair values. When impairment conditions are identified, reviews of exploration properties and properties under development are conducted including an assessment of drilling and exploration results. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.

(f)

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property or facts and circumstances indicate impairment in value, the carrying value will be written down or written off, as appropriate.

(g)

Earnings per share

Basic earnings per share is computed by dividing the earnings / loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a manner similar to basic earnings per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

(h)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at exchange rates in a manner that produces substantially the same reporting amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Exchange gains or losses arising on translation are included in income or loss for the year.

(i)

Financial Instruments

The carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. The Company places its cash with high quality financial institutions.

(j)

Stock options

The Company has a stock option plan as described in Note 5(c).  During the year ended December 31, 2002, the Company changed its method of accounting for stock options to comply with CICA Handbook, section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Since the Company had elected not to use the fair value method of accounting for stock options, no compensation expense was recognized when options were issued to employees with exercise prices at the grant date equal to or greater than prevailing market prices.  Stock options issued in lieu of cash to non-employees for services performed were recorded at the fair value of the options at the time they were issued and expensed as service was provided.

Effective January 1, 2004, the Company has adopted the fair value method of recognizing all stock-based compensation awards (including stock options), including those made to employees, consultants, officers and directors of the Company. The standard was implemented on a retroactive basis without restatement of previous periods, as permitted by the transitional provisions. The impact on implementation was a charge to accumulated deficit of $646,145 on January 1, 2004 and a charge to the consolidated statement of loss for 2004 of $19,430.

(k)

Income taxes

The provision for future income tax assets and liabilities is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted statutory tax rates more likely than not to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.

RECEIVABLES

In June 2004, the Company filed for refundable tax credits with the Quebec Ministry of Revenue (“QMR”) totaling $531,354 and a mining duties rebate from the Quebec Ministry of Natural Resources (“QMNR”) totaling $212,220, in connection with exploration expenditures incurred in 2003 relating to the Company’s two Quebec-based mining properties. These amounts were classified as a reduction in the carrying values of TORNGAT by $3,197 and of Abitibi by $740,377. By the end of the year, the Company had received the refund from QMR and is expected to receive the amount from QMNR in the first quarter of 2005. The balance of the receivables represents refunds of input sales tax credits earned in the fourth quarter of 2004.

4.

MINERAL PROPERTIES

(a)

TORNGAT Diamond Property

In 1999, the Company was granted four contiguous Diamond Mine Exploration permits (“the permits”) by the Québec Ministry of Natural Resources (“QMNR”) for a period of five years which cover 444 sq. km in the Torngat Mountain region along the east coast of Ungava Bay in Northern Québec (“TORNGAT”). The permits are renewable annually after five years.

In 2002, the Company renewed three permits which cover 327 sq. km for $32,700. In July 2002, the Company received a Mineral Exploration grant of $75,000 from the QMNR for exploration expenditures incurred during the fiscal period ending on March 31, 2002

In both 2003 and the current year, the Company renewed the three permits for $34,335 for each year.

(b)

Jackson Inlet Diamond Property

On April 27, 2000, the Company signed a letter agreement (“the Agreement”) with Helix Resources Inc. (“Helix”), a private company based in Niagara Falls, Ontario, concerning three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island (“Jackson Inlet”).

In order to maintain the Agreement in good standing, the Company paid Helix $450,000 in the current year, including $200,000 due prior to December 31, 2003 but deferred by Helix until January 8, 2004,  and issued 120,000 (105,000 - 2003) common shares of the Company to Helix. The Company can continue to maintain the Agreement in good standing by paying Helix the following amounts:

Due Date	Payment amount	Common shares
December 31, 2006	$ 100,000	-

In addition, $500,000 is due upon receipt of all development permits and $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty is due after crediting all previous payments.

In 2002, the Company staked 32 mineral claims covering 334.43 sq. km (82,640 acres) and paid an initial filing fee of $8,264. In 2003, the Company staked 426 additional mineral claims in the region covering 4,118 sq. km (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total direct exploration costs of $29,806 for the five abandoned claims were written off in 2003. By the end of 2003, the Company owned a 100% interest in 532 mineral claims totaling 5,075 sq. km (1,254,029 acres) within the region. During the current year, the Company filed assessment reports with Indian and Northern Affairs Canada in connection with claims covering 558,087.5 acres and paid filing fees of $55,808 (2003 - $12,999).

The Company has supply inventory of $198,631 as at December 31, 2004 (2003 - $192,584) in respect of fuel and supplies for use in the diamond exploration program at Jackson Inlet.

(c)

Atlanta Gold Property, Idaho, U.S.A.

On July 22, 1997, the Company and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Agreement”) whereby the Company is the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest subsequently advised the Company that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997.  In December 2002, CAMC agreed to transfer its 20% participating interest in the joint venture to the Company. CAMC retains a 2% NSR royalty on Atlanta, as per the Agreement.

On February 2, 1999, the Company signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to Atlanta. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, the Company amended the minimum annual rental payment to Monarch. U.S.$25,000 owing in 1999, was paid in January 2000 and the U.S.$75,000 unpaid balance was added to the option price. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, the Company will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

A net smelter returns royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Company paid US$17,500 (2003 and 2002 - US$17,500) in advance royalty payments to the lessors.

Year ending December 31,	Minimum annual rental payments US$	Advance royalty payments US$
2005	50,000	17,500
2006	50,000	159,500
2007 to 2008	50,000	20,000
2009 to 2011	-	20,000
2012 to 2015	-	10,000

(d)

Indonesia Properties

The acquisition of title to mineral projects is a very time consuming process. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured. The Company’s interest in the majority of its properties in Indonesia is held under applications for Contract of Work (“C.O.W.”) which, if approved, may not cover all of the areas applied for. Furthermore, there is no assurance that its interests in such properties may not be challenged.

During the year, the Company wrote off the carrying value of $1,450,626 of its Indonesia gold property.

(e)

Abitibi Gold Property, Québec

In August 2003, the Company signed a letter agreement with Breakwater Resources Ltd. (“Breakwater”), whereby Breakwater granted the Company the exclusive right and option to earn up to a 100% interest in six gold properties, totaling 91 mining claims and covering 28.49 sq. km, located along a 65km stretch of the Abitibi gold belt in eastern Québec.  The Company can earn a 60% interest by paying Breakwater rental and option payments (“Payments”) and by incurring expenditures as follows:

On or before

Payments

Expenditures to be incurred

Signing

Nil

Nil

01-Sep-04

$  25,000

$    150,000

01-Sep-05

$  25,000

$    350,000

01-Sep-06

$  25,000

$    600,000

01-Sep-07

$  25,000

$ 1,000,000

01-Sep-08

$  25,000

$ 1,400,000

Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Company can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Six months after the preparation of an independent positive feasibility study, the Company may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Company and Breakwater in accordance with their respective ownership interest. If Breakwater’s interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater’s interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Company may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

In 2003, the Company incurred $1,614,959 on the Breakwater claims and staked 68 additional claims covering 10.83 sq. km in the Bousquet township within the same Abitibi gold belt. In 2004, the Company paid $25,000 to Breakwater for the 2004 rental and option fee, incurred $75,932 in additional field work on the Breakwater claims, returned twenty-nine of the Breakwater claims covering 10.28 sq. km back to Breakwater and decided not to re-stake six of the Bousquest claims covering 0.97 sq. km previously staked in error. After earning tax and mining credits from QMR and QMNR (see note 3. above), the Company has incurred sufficient work credits to keep the Breakwater claims in good standing until September 1, 2005 and has spending commitments as follows:

September 1, 2006	$ 200,000
September 1, 2007	$ 1,000,000
September 1, 2008	$ 1,400,000

5.

PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net
	Cost ($)	depreciation ($)	2004 ($)	2003 ($)
Office equipment	157,156	116,964	40,192	47,137
Exploration equipment	15,120	3,816	11,304	12,636
	172,276	120,780	51,496	59,773

6.

CAPITAL STOCK

(a)

Authorized share capital

Following the continuance of the Company under the Business Corporation Act (Ontario), on March 15, 2000, the Company's authorized capital consists of an unlimited number of common shares, an unlimited number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series.

(b)

Warrants

The following summarizes warrants that have been granted, exercised or have expired during the three years ended December 31, 2004:

			Weighted
		Fair market	average
	Number of	value of	exercise
	Shares	warrants $	price $

Outstanding, December 31, 2001	-	-	-
Warrants issued on issuance of shares for cash	3,255,000	-	1.00
Warrants issued as agent fees (note 6(d))	586,000	-	0.50
Outstanding, December 31, 2002	3,841,000	-	0.92
Warrants issued on issuance of shares
for cash (note 6(d))	2,116,667	182,976	0.50
Outstanding, December 31, 2003	5,957,667	182,976	0.77
Warrants issued on issuance of shares
for cash (note 6(d))	42,322,888	2,881,860	0.24
Warrants issued as agent fees (note 6 (d))	3,231,636	144,423	0.26
Warrants expired during the year	(4,457,667)	(26,393)	0.87
Outstanding, December 31, 2004	47,054,524	3,182,866	0.26

The fair market value of warrants issued are separately recorded and disclosed from share capital in the year they are issued. Warrants that are issued and exercised will be recorded as share capital and warrants that expire unexercised will be recorded as contributed surplus. During the year, 616,667of the warrants issued in 2003 and fair valued at $26,393 expired unexercised. The values of the warrants issued in 2004 and 2003 were estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions adopted at the measurement date:

	2004	2003
Risk-free interest rate	2.9%	2.25%
Expected life	1.5 years	1.0 years
Estimated volatility in the market price
of the common shares	65%	86%
Dividend yield	Nil	Nil

(c) Stock options

The Company has a stock option plan (the “Plan”) to attract, retain, and motivate directors, officers, employees, and certain consultants with options to purchase common shares of the Company. Under the Plan, the exercise price of each option must equal or exceed the market price of the Company’s stock on the day of grant and the maximum term of any option is five years. The number of shares reserved for issuance (the “Optioned Shares”) pursuant to stock options granted to insiders cannot exceed 10% of the outstanding shares of the Corporation. The aggregate number of shares reserved for issuance to any one person cannot exceed 5% of the outstanding shares of the Corporation.  If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan. The Plan is administered by the Board of Directors, which has full and final authority, but subject to the express provisions of the Plan and the approval of The Toronto Stock Exchange. The following summarizes the stock options that have been granted, exercised, forfeited, cancelled, or expired during the three years ended December 31, 2004:

		Weighted
		average
	Number of	exercise
	Shares	price $
Outstanding, December 31, 2001	3,800,000	0.50
Options granted	1,400,000	0.56
Options forfeited	(50,000)	0.60
Options expired	(800,000)	0.66
Outstanding, December 31, 2002	4,350,000	0.49
Options granted	800,000	0.38
Options forfeited	(250,000)	0.45
Options expired	(250,000)	0.65
Outstanding, December 31, 2003	4,650,000	0.47
Options granted	650,000	0.285
Options forfeited	(300,000)	0.48
Options expired	(650,000)	0.35
Outstanding, December 31, 2004	4,350,000	0.46

The Company amended the Plan on March 20, 2003 to reserve an additional 1,500,000 common shares for issue and increase the number of common shares available for issue from 7,500,000 to 9,000,000. As of December 31, 2004, there are 6,650,000 additional common shares in reserve available for stock compensation, including in respect of stock options currently outstanding. All options outstanding at December 31, 2004 expire at various dates to November 24, 2009 and are immediately exercisable upon granting.

During the year: (a) all 650,000 options were granted when their exercise price equaled the fair value of the stock at grant date and had a weighted-average grant date fair value of $0.285 (2003: 350,000 options - $0.39; 2002: 900,000 - $0.61); and (b) no options were granted when its exercise price exceeded the fair value of the stock at grant date (2003: 450,000 options - $0.43; 2002: 500,000 options - $0.43). The weighted-average remaining contractual life of all stock options outstanding is 28 months.

	Number of	Exercise
Expiry date	Stock options	price $
February 4, 2005	150,000	0.49
December 22, 2005	1,000,000	0.43
June 1, 2006	700,000	0.52
January 21, 2007	600,000	0.60
February 12, 2007	250,000	0.63
May 17, 2007	200,000	0.51
January 17, 2008	100,000	0.45
January 29, 2008	50,000	0.40
February 5, 2008	50,000	0.40
August 19, 2008	200,000	0.35
August 21, 2008	100,000	0.35
November 13, 2008	300,000	0.39
November 24, 2009	650,000	0.285
	4,350,000	0.46

The fair market value of stock options granted are recorded into contributed surplus in the year they are issued. Stock options that are exercised will be recorded as share capital and stock options that expire unexercised will remain in contributed surplus section of the shareholder equity. During the year, stock-based compensation was calculated to be $19,430. Stock-based compensation, calculated to be $179,622 for fiscal 2003 and $466,523 for fiscal 2002, is recorded in the opening accumulated deficit for fiscal 2004.

The weighted average fair value at the date of grant for stock options granted during the current year was $0.285 per share. The fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions at the measurement date:

	2004	2003	2002
Risk-free interest rate	4.0%	3.6%	4.5%
Expected life	4.9 years	4.0 years	4.0 years
Estimated volatility in the market price
of the common shares	65%	86%	79%
Dividend yield	Nil	Nil	Nil

(d) Capital Stock Offering

On December 30, 2002, the Company completed a private offering whereby 6,510,000 flow through units were issued at a price of $0.50 per unit for total gross proceeds of $3,255,000. Each flow through unit consisted of one flow through common share and one half of one common share purchase warrant of the Company exercisable at $1.00 per warrant. In addition, management of the Company subscribed for 90,000 flow through common shares of the Company at a price of $0.50 per share. The agents of the offering were paid agency fees of $226,100 and were granted 586,000 common share purchase warrants exercisable for 586,000 common shares of the Company at $0.50 per share. All of these warrants expired unexercised in December 2004.

In 2003, the Company completed four stock offerings for total gross proceeds of $2,938,063 summarized as follows:

Date Completed	Units Issued	Description of units issued	Price	Gross Proceeds
May 9	616,667	Common share units	$0.30	$185,000
July 9	5,357,143	Flow through common shares	$0.28	$1,500,000
October 15	762,500	Common shares	$0.345	$263,063
November 9	3,000,000	Common share units	$0.33	$990,000

Each unit issued on May 9 consisted of one common share at $0.30 and one common share purchase warrant of the Company exercisable at $0.50 per share. These warrants expired unexercised in November 2004. Each unit issued on November 9 consisted of one common share at $0.33 and one half of one common share purchase warrant of the Company. These warrants are exercisable at $0.50 per warrant and expire on May 9, 2005. Total share issue costs incurred in 2003 were $128,601.

In 2004, the Company completed stock offerings for total gross proceeds of $9,261,275 summarized as follows:

Date Completed	Units Issued	Description of units issued	Price	Gross Proceeds
July 5	142,857	Common share units	$0.35	$50,000
February 26	1,905,000	Common share units	$0.315	$600,075
February 26	2,383,667	Common share units	$0.30	$715,100
November 3	22,000,000	Common share units	$0.20	$4,400,000
December 23	15,891,364	Common share units	$0.22	$3,496,100

All units issued consisted of one common share and one common share purchase warrant of the Company. All warrants issued during the year are exercisable at prices ranging from $0.24 to $0.50 per warrant and expire within twenty-four months from the grant date. All of the units offered at $0.35 and $0.315, 1,136,634 of the units offered at $0.22, and 1,750,000 of the units offered at $0.20 were placed with three directors of the Company. An 8% cash finders’ fee of $294,032 was paid in 2004 and an additional $248,456 remains unpaid to brokers and agents in respect of the 2004 stock offerings. In addition, warrants were granted to the brokers and agents that entitles them to purchase 3,231,636 shares of the Company at prices ranging from $0.205 to $0.23 per share. The warrants expire within 24 months from date of grant.

Total share issue costs incurred in 2004 was $730,103.

(e) Shareholder Rights Plan

In November 2000, the Board of Directors adopted a Shareholder Rights Plan (the “Plan”), the terms of which are set forth in a Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Company and Equity Transfer Services Inc. The Plan was approved by the shareholders at the annual meeting held on March 15, 2001. The Plan will be in effect until the 2011 annual meeting, unless terminated earlier by the Board of Directors.

Under the Plan, a right to purchase one of the Company’s common shares (a “Right”) was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Company’s common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Company’s common shares (other than by means of complying with the Plan’s Permitted Bid provisions or with approval of the Board of Directors of the Company), a holder of a Right (other than the acquiror of 20% or more of the Company’s common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Company’s outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Company at a price of $0.00001 per Right.

7.

INCOME TAXES

The Company has non-capital tax losses of approximately $6,039,000 expiring between 2005 and 2011 which are available to reduce future Canadian taxable income. These losses expire as follows:

2005	1,042,000
2006	715,000
2007	255,000
2008	685,000
2009	1,057,000
2010	1,130,000
2011	1,155,000
6,039,000

The Company has operating losses of approximately US$7,977,000 expiring between 2005 and 2024, which are available to reduce future United States taxable income. The Company did not pay any income taxes in 2004, 2003 or 2002.

The Company has recorded future income tax liabilities and a future income tax recovery (provision) arising from temporary differences between the accounting values and tax base values of various net capital assets of the Company as follows:

Description		Amount (CD$)
Future tax expense regarding share issue costs		263,712
Income tax recovery (provision) at Canadian federal
and provincial statutory rates		(928,243)
Expiry of losses not utilized - Canadian		991,545
Previously unrecognized liability		1,179,485
Permanent differences		(173,567)
Increase in valuation allowance		3,416,202
Earnings in foreign jurisdictions		88,778
		4,574,200
Comprised of:
Future tax expense - Canada	2,873,491
Foreign	1,700,709	4,574,200

The Future income tax liabilities at December 31, 2004 are summarized as follows;

Property, plant and equipment	35,235
Exploration and development	(7,315,795)
Non capital losses carried forward	3,675,242
Other	649,209
(2,956,109)
Valuation allowance	(3,471,382)
Future income tax liability	(6,427,491)

Tax provisions arising from CEE renounced are recorded as share issue costs and charged directly to shareholders’ equity. During the current year, the Company recorded a valuation allowance in the amount of $3,416,202 (2003 - $55,180) in respect of Canadian non-capital losses carried forward.

8.

SEGMENTED INFORMATION

The Company has operated in the following geographical segments: Canada, United States, and Indonesia. Corporate administrative activities are conducted from Canada. The income and expenses for the three years ended December 31, 2004, and the assets of those years identifiable to those segments are as follows:

	Canada	USA	Indonesia	Consolidated
December 31, 2004
Interest and other income	$1,956	$14	$-	$1,970
Loss (gain) for the year	3,984,888	1,708,573	1,450,626	7,144,087
Identifiable assets	16,417,181	20,716,974	-	37,134,155
December 31, 2003
Interest and other income	$22,675	$117	$-	$22,792
Loss (gain) for the year	1,025,383	(920,727)	-	104,656
Identifiable assets	14,350,811	15,980,830	1,450,626	31,782,267
December 31, 2002
Interest and other income	$23,660	$107	$-	$23,767
Loss (gain) for the year	855,734	(76)	-	855,658
Identifiable assets	11,859,778	14,304,149	1,444,739	27,608,666

9.

CONTINGENCY AND COMMITMENTS

In November 1999, the Company and Atlanta Gold Corporation of America, Inc., the wholly owned U.S. subsidiary of the Company (“Atlanta Gold”), were named as third party defendants in a lawsuit commenced by Monarch against Doe Run Resource Corporation (“Doe Run”) with respect to environmental liability on the Butler Ranch, which is adjacent to the Atlanta Property. In 2002, the Company obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claims against the Company and Atlanta Gold. Doe Run has appealed that order to the United States Court of Appeals for the Ninth Circuit. The Appeal has not yet been heard.

In 2004, the Company renewed its operating lease commitments for head office space and office equipment until January 2010 as follows:

2005

$ 50,300

2006

$ 73,750

2007

$ 73,750

2008

$ 75,760

2009

$ 77,700

2010

$   6,198

After undertaking the issuance of flow through shares in 2003, the Company fulfilled its spending commitments by incurring in excess of $1,200,000 on Canadian properties for the current year. In 2005, the Company has spending commitments of $741,000 arising from refundable tax credits received from QMR in 2004 and mining credits due from QMNR in 2005. If the Company is not able to fulfill this commitment prior to July 2005, Canadian Exploration Expenses (CEE) renounced in 2003 will be rescinded.

10.

COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform to the presentation adopted in 2004.